LEASE

Lease made this /4th day of ~~January~~ *February* , 2006, by and between **FORPICUS, L.L.C.**, a Connecticut limited liability company having its principal offices at 1 Center Street, Southington, Connecticut, herein referred to as "Lessor" and **VALLEY BANK** , a Connecticut commercial bank with its principal place of business in Bristol, Connecticut, herein referred to as "Lessee".

    A. Lessor is the sole owner of the property known as 98 Main Street, Suite 1A, Southington, Connecticut, and desires to Lease to Lessee that portion of the first floor of said property outlined in cross-hatched on Exhibit A attached hereto (the "demised premises");

    B. Lessee desires to Lease the demised premises to use as a bank and professional offices;

    C. The parties desire to enter a Lease agreement defining their rights, duties and liabilities relating to the premises;

    D. In consideration of the mutual covenants contained herein, the parties agree as follows:

1. SUBJECT AND PURPOSE - Lessor leases the demised premises to Lessee for use as a bank and professional offices and other related uses. The Lessor expressly agrees to allow the Lessee to alter and develop 2000 square feet of the leased space with the intent of the Lessee to sublet this portion of the leased premises, as referenced in Paragraph 24 herein.

2. TERM AND RENT -Lessor demises the above premises for a term of twenty-two (22) years commencing July 1, 2006, and terminating June 29, 2028, or sooner as provided herein. The annual base rent for the year commencing July 1, 2006, shall be $30,000.00. For the year commencing July 1, 2007, the annual base rent shall be $60,000.

For the year commencing July 1, 2008, the annual base rent shall be $108,000.

For the year commencing July 1, 2009, the annual base rent shall be $108,000.

For the year commencing July 1, 2010, the annual base rent shall be $108,000.

For the year commencing July 1, 2011, the annual base rent shall be $121,485.

For the year commencing July 1, 2012, the annual base rent shall be $121,485.

For the year commencing July 1, 2013, the annual base rent shall be $121,485.

For the year commencing July, 2014, the annual base rent shall be $121,485.

For the year commencing July 1, 2015, the annual base rent shall be $121,485.

For the year commencing July 1, 2016, the annual base rent shall be $147,805.

For all subsequent years the rent shall the monthly rental payable hereunder shall increase as of July 1 of each year during the term hereof. The increase shall be determined by applying to the amount which was payable as monthly rent during the year immediately prior to the applicable July 1, a percentage equal to the percentage by which the Index for "all items" of the Revised Consumer Price Index of the United States Bureau of Labor Statistics for the Connecticut area for the then current year is greater than such index figure as of the immediately prior year. In the event of material change in method of computation or in base period used by the government in computing future indices, the ratio between old and new indices as published by the government shall be applied so that rental rates for each period of the subject year shall be computed in proportion to changes from the index in effect at the commencement date of this lease. If said index ceases to be published or is so changed as to make its use impractical, resort shall be had to such other index as may then be available and most nearly equivalent in showing any changes in the purchasing power of money. If the parties fail to agree in any such determination the determination shall be made by arbitration with equal division of the costs of arbitration. Arbitration will be in accordance with the American Arbitration Association. In no event, however, shall the monthly rent during any calendar year be less than an amount which is 104% of the monthly rent for the immediately prior year.

Rent shall be payable in equal monthly installments, with each such installment payable in

advance on the first day of each month during the term of this Lease. All rental payments shall be made to Lessor at I Center St., Southington, Connecticut. Lessee shall also pay, upon demand of Lessor, the additional rent as specified in Section Three hereof.

Lessee shall have the option of terminating this lease at the end of twelve years without penalty upon providing Lessor with a two year written notice between January 1, 2016 and June 30, 2016. . In the event Lessee does not provide written notice to the Lessor between January 1, 2016 and June 30, 2016, the lease shall renew for an additional five years. Lessee shall have the option of terminating the lease thereafter without penalty upon providing Lessor with a one year written notice between January 1, 2020 and June 30, 2020.--

3. ADDITIONAL RENT -

(a) Common Area Charges. Lessee shall pay, upon demand of Lessor, Lessee's Proportionate Share (as defined below) of the expenses of maintaining the common areas located in and surrounding the building in which the demised premises are located, including, without limitation, real property taxes, insurance, trash collection, utility charges, cleaning services, and sidewalk maintenance, including snow and ice removal. As used herein, Lessee's Proportional Share shall be _______________%.

(b) All other damages, costs, expenses and sums that Lessor may suffer or incur, or that may become due, by reason of any default of Lessee or failure by Lessee to comply with the terms and conditions of this Lease shall be deemed to be additional rent, and in the event of nonpayment, Lessor shall have all the rights and remedies herein provided for failure to pay rent.

4. SECURITY DEPOSIT. Upon the execution of this Lease, Lessee shall deposit and maintain with Lessor a security deposit in an amount equivalent to one month of the stabilized rental payable by Lessee under the provisions of this Lease ($9,000). If Lessee is in default, Lessor may, but is not required, and in addition to any other remedy, use the security deposit, or any portion of it, to cure the default or to compensate Lessor for all damage sustained by Lessor resulting from Lessee's default. Lessee shall immediately on

demand pay to Lessor a sum equal to the portion of the security deposit expended or applied by Lessor as provided in this paragraph so as to maintain the security deposit in an amount equivalent to two month monthly rental currently payable by Lessee under the provisions of this Lease. Upon the termination of this Lease, Lessor shall return the security deposit to Lessee within ten (10) days after said termination, less any amounts incurred or reasonably anticipated by Lessor for damages owed as a result of any said default. Lessor's obligations with respect to the security deposit are those of a debtor and not a trustee. Lessor can maintain the security deposit separate and apart from Lessor's funds or can commingle the security deposit with Lessor's general and other funds. Lessor shall not be required to pay Lessee interest on the security deposit.

In the event of an assignment by the Lessor of its interest in this Lease, the Lessor shall have the right to transfer the security deposit to the assignee for the benefit of the Lessee and the Lessor shall be considered released by the Lessee from all liability resulting from the retention of such security deposit. Lessee agrees to look to the assignee solely for the return of the security deposit. In addition, Lessee shall not mortgage, assign, or encumber the security deposit.

5. ALTERATIONS, ADDITIONS, AND IMPROVEMENTS -

a. The Lessor shall perform the work described in Exhibit B attached hereto and made a part hereof. Lessee and Lessor agree to cooperate with each other in the conduct of their respective work so that the work to be performed by each party can be properly coordinated without delay or hindrance to each other.

b. Lessee shall not improve or alter the demised premises in any manner without the prior written consent of Lessor which will not be unreasonably withheld but shall, before making any improvements or alterations, submit plans and designs therefore to Lessor for its approval. Lessee will supply its own interior and exterior signs, and will install no exterior signs (meaning those signs to be placed outside of the building in which the demised premises are located) without the prior written consent of Lessor, which consent shall not be unreasonably withheld. Lessee will also be responsible for supplying and installing the clock which is to be installed in the clock tower. Alterations shall be performed in a workmanlike manner and shall not weaken or impair the structural strength or lessen the value of the building on the premises, or change the purposes for which the building, or any part thereof, may be used.

c. Conditions with respect to alterations, additions or improvements are as follows: Before commencement of any work, all plans and specification shall be filed with and approved by all governmental departments or authorities having jurisdiction and any public utility company having an interest therein, and all work shall be done in accordance with the requirements of local regulations. The plans and specifications for any alterations shall be submitted to Lessor for written approval prior to commencing work. Such written approval shall not be unreasonably withheld, delayed or conditioned by Lessor.

d. All alterations, additions, and improvements on or in the demised premises at the commencement of the term, and that may be erected or installed during the term, shall become part of the demised premises and the sole property of Lessor, except that all moveable trade fixtures and equipment, manufactured or otherwise, installed by Lessee or present on the demised premises as of the commencement date of this Lease shall be and remain the property of Lessee.

e. Lessee understands there may be renovations done around the demised premises and hereby grants Lessor permission to enter the demised premises and make repairs and minor changes to said space, but only after reasonable notice so as to minimize interference with Lessee's business, and if possible said work shall be performed when Lessee's business is closed

6. REPAIRS -Lessee shall, at all times during the term of this Lease and at its own cost and expense, repair, replace, and maintain the demised premises in good, safe condition, and shall, at the end of the lease, return the demised premises to the Lessor in substantially the same condition as the Lessee found the same, reasonable wear and tear and damage from casualty for which Lessor has been reimbursed excepted, and shall use all reasonable precaution to prevent waste, damage, or injury to the demised premises.

Lessee agrees to be responsible for all costs of repair, replacement and maintenance of the H.V.A.C. system located serving the demised premises, and such maintenance shall include, but not be limited to, changing filters on a monthly basis and by having system cleaned and serviced twice per year by a licensed contractor. All services must be documented. Lessor will arrange for contracting of the heating and cooling system maintenance (to be paid by Lessee) unless notified in writing by the Lessee that it will use its own contractor along with a copy of his contractor's service agreement. Lessee will maintain and keep in good working order the fluorescent lights, light bulbs, fire safety equipment, light fixtures and ballasts.

7. TAXES -Lessee shall be responsible for all personal property taxes related to the property located in the demised premises.

8. UTILITIES - All applications and connections for necessary utility services on the demised premises shall be made in the name of Lessee only. Such utilities shall include, without limitation, sewer, water, gas, heat and electricity.

9. INSURANCE -

a. During the term of the Lease and for any further time that Lessee shall hold the demised premises, Lessor and Lessee as indicated hereinafter shall obtain and maintain the following types and amounts of insurance through companies which are licensed to do business in the State of Connecticut.

i. Fire Insurance. Lessor shall, at its expense, keep the demised premises, improvements and equipment therein, on the demised premises, including all alterations, additions, and improvements, insured against loss or damage by fire, with all standard extended coverage that may be required by any first mortgage. The insurance shall be in an amount sufficient to prevent Lessor and Lessee from becoming co-insurers under provisions of applicable policies of insurance, but in any event in an amount not less than one hundred percent (100%) of the full insurable value of the demised premises(replacement cost) excluding the cost of excavation and of foundations.

ii. Personal Injury and Property Damage Insurance. Lessee shall provide, at its expense, Insurance against liability for bodily injury and property damage shall be in amounts and in forms of insurance policies as is customary in Lessee's industry or occupation, but no less than $1,000,000.00 per person and $1,000,000.00 per occurrence. Lessee shall deliver to Lessor certificates of such insurance in form and substance satisfactory to Lessor.

b. All insurance provided by Lessor as required by this section shall provide that loss, if any, shall be adjusted with and be payable to Lessor. All insurance shall be written with responsible companies with copies of the policies or certificates of insurance to be delivered by Lessee to Lessor or the holder of the mortgage. Lessee shall give Lessor ten (10) days notice by registered or certified mail of any cancellation or change in insurance coverage affecting any interest of Lessor.

10. UNLAWFUL OR DANGEROUS ACTIVITY - Lessee shall neither use nor occupy the demised premises or any part thereof for any unlawful, disreputable, or ultrahazardous business purpose nor operate or conduct his business in a manner constituting a nuisance of any kind. Lessee shall immediately, on discovery of any unlawful, disreputable, or ultrahazardous use take action to halt such activity.

11. INDEMNITY - (a) Lessee shall indemnify Lessor against all reasonable expenses, liabilities, and claims of every kind, including reasonable counsel fees, by or on behalf of any person or entity arising out of either a failure by Lessee to perform any terms or conditions of this Lease, any injury or damage happening on or about the demised premises, failure to comply with any law of any governmental authority which is within the Lessee's scope of legal obligations or any mechanic's lien or security interest filed against

the demised premises or equipment, materials, or alterations of buildings or improvements thereon, which lien is created by the Lessee's actions or failure to act.

(b) Lessor shall indemnify Lessee against all reasonable expenses, liabilities, and claims of every kind, including reasonable counsel fees, by or on behalf of any person or entity arising out of either a failure by Lessor to perform any terms or conditions of this Lease, failure to comply with any law of any governmental authority which is within the Lessor's scope of legal obligations or any mechanic's lien or security interest filed against the demised premises or equipment, materials, or alterations of buildings or improvements thereon, which lien is created by the Lessor's actions or failure to act.

12. DEFAULT OR BREACH - Each of the following events shall constitute a default or breach of this Lease by Lessee:

a. If Lessee, or any successor or assignee of Lessee while in possession, shall file a petition in bankruptcy or insolvency or for reorganization under any bankruptcy act, or shall voluntarily take advantage of any such act by answer or otherwise, or shall make an assignment for the benefit of creditors.

b. If involuntary proceedings under any bankruptcy law or insolvency act shall be instituted against the Lessee, or if receiver or trustee shall be appointed of all or substantially all of the property of Lessee, and such proceedings shall not be dismissed or the receivership or trusteeship vacated within one hundred eighty (180) days after the institution or appointment.

c. If Lessee shall fail to pay Lessor any rent when the rent shall become due or any additional rent within ten (10) days after receiving notice thereof.

d. If Lessee shall fail to perform or comply with any of the conditions of this Lease and if the non-performance shall continue for a period of thirty (30) days after notice thereof by Lessor to Lessee by certified mail or, if the performance cannot be reasonably had within the thirty (30) day period, Lessee shall not in good faith have commenced performance within the thirty (30) day period and shall not diligently proceed to completion of performance.

e. If Lessee shall vacate or abandon the demised premises.

f. If this Lease or the estate of Lessee hereunder shall be transferred to or shall pass to or devolve on any other person or party, except in the manner herein permitted.

g. If Lessee fails to take possession of the demised premises on the term commencement date, or within thirty (30) days after notice that the demised premises are available for occupancy, if the term commencement date is not fixed hereby or shall be deferred as herein provided.

13. EFFECT OF DEFAULT - In the event of any default hereunder, as set forth in Section Eleven, the rights of Lessor shall be as follows:

a. Lessor shall have the right to cancel and terminate this Lease as well as all of the right, title and interest of Lessee hereunder by giving notice thereof to Lessee by certified mail of the cancellation and termination. Upon receipt of such notice, this Lease and the right, title, and interest of Lessee hereunder, shall terminate in the same manner and with the same force and effect, except as to Lessee's existing liability, as if the date fixed in the notice of cancellation and termination were the end of the term originally determined.

b. Lessor may elect, but shall not be obligated, to make any payment required of Lessee herein or comply with any agreement, term, or condition required hereby to be performed by Lessee, and Lessor shall have the right to enter the demised premises for the purpose of correcting or remedying any such default and to remain until the default has been corrected or remedied, but any such expenditure by Lessor shall not be deemed to waive or release the default of Lessee or the right of Lessor to take any action as may be otherwise permissible hereunder in the case of any default.

c. On termination Lessor may recover from Lessee all damages directly resulting from the breach, excepting ordinary wear and tear.

d. After re-entry, Lessor may relet the premises or any part thereof for any term, whether of not Lessor has terminated this Lease, at the rent and on the terms as Lessor may choose. Lessor may make alterations and repairs to the premises. The duties and liabilities of the parties if the premises are relet as provided herein shall be as follows:

i. In addition to Lessee's liability to Lessor for breach of the Lease, Lessee shall be liable for all expenses of the reletting, for the alterations and repairs made, and for the difference between the rent received by Lessor under the new Lease agreement and the aggregate of rent installments that are due for the same period under this Lease, excepting ordinary wear and tear.

ii. Lessor shall apply the rent received from reletting the premises to reduce the indebtedness of Lessee to Lessor under the Lease, including indebtedness for rent; to expenses of the reletting and alterations and repairs made; to rent due under this Lease; or to payment of future rent under this Lease as it becomes due.

It is expressly agreed that in the event of default, the Lessee shall be responsible for all of Lessor's costs of collection and enforcement of the terms of this Lease, including, without limitation, reasonable attorneys' fees. In addition, the Lessee shall pay to Lessor a late charge equal to five per cent (5%) of any payment of rent or additional rent which is not paid within ten (10) days of its due date hereunder.

14. DESTRUCTION OF PREMISES - In the event of a partial destruction of the premises during the term from any cause, Lessor shall forthwith repair the same, provided the repairs can be made within ninety (90) days under the laws and regulations of applicable governmental authorities. Any partial destruction shall neither annul nor void this Lease, except that Lessee shall be entitled to a proportionate reduction of rent prior to the commencement of and while the repairs are being made, any proportionate reduction being based on the extent to which the making of repairs or loss of use shall interfere with the business carried on by Lessee in the premises. In the event that Lessor does not elect to make repairs that cannot be made in the specified time, or those repairs can be made under the laws and regulations of the applicable governmental authorities, or more than fifty percent of the premises is rendered unusable for any length of time this Lease may be terminated at the option of either party. In the event of any partial destruction that Lessor is obligated to repair and fails to perform same within thirty (30) days the Lessee may at his

option make necessary repairs at the expense of the Lessor, with commensurate reductions rental payment to offset the cost of said repairs to Lessor's premises.

15. CONDEMNATION - Rights and duties in the event of condemnation are as follows:

a. If the whole of the demised premises shall be taken or condemned by any competent authority for any public or quasi-public use or purpose, this Lease shall cease and terminate as of the date on which the title shall vest thereby in that authority, and the rent reserved hereunder shall be apportioned and paid up to that date.

b. If only a portion of the demised premises shall be taken or condemned, this Lease and the term hereof shall not cease or terminate, but the rent payable after the date on which Lessee shall be required to surrender possession of such portion shall be reduced in proportion to the decreased use suffered by Lessee as the parties may agree.

c. In the event of any taking or condemnation in whole or in part, the resulting award of consequential damages shall belong to Lessor with a deduction therefrom for the value of the unexpired term of this Lease.

d. In the event of a partial taking, Lessor shall promptly proceed to restore the remainder of the building on the demised premises to a self-contained architectural unit.

e. In case of any governmental action resulting in the taking or condemnation of any portion of the demised premises but creating a right to compensation therefor, or if less than a fee title to all or any portion of the demised premises shall be taken or condemned by any governmental authority for temporary use or occupancy, this Lease shall continue in full force and with a reduction or abatement of rent as determined by agreement, provided that the remaining portions meet the ordinary business requirements of the Lessee. Lessee shall have the right to maintain its own action for damages in any condemnation proceeding.

16. SUBORDINATION -

a. This Lease and all rights of Lessee are hereby made subject and subordinate to the lien of any and all mortgages that may now or hereafter affect the demised premises, or any part thereof, and to any and all renewals, modifications, or extensions of any such mortgages. No additional documents or instruments shall be necessary too effectuate such subordination, but Lessee shall, on demand, execute, acknowledge , and deliver to Lessor, without expense to Lessor, any and all instruments that Lessor may request to evidence the subordination of this Lease and all rights therein to the lien of any such mortgage or mortgages and each renewal modification or extension. The subordination set forth herein shall be subject to the receipt by Lessee of a Subordination, Nondisturbance and Attornment Agreement from any mortgagee of Lessor, pursuant to which Lessee shall agree to subordinate its interests under this Lease to the interests of Lessor's mortgagee, provided that Lessor's mortgagee agrees not to disturb Lessee's possession of the demised premises so long as Lessee is not in default under the terms of this Lease. The Subordination Agreement shall also provide that Lessee shall attorn to Lessor's mortgagee as a successor In interest in the event that it becomes a successor Lessor.

c. Estoppel Certificate. From time to time as requested by Lessor or Lessee, within five (5) days of any such request, each party shall execute and deliver an Estoppel Certificate in such form as said party shall reasonably require, stating that this Lease is in full force and effect and the terms hereof unmodified (or as specified in the alleged modification), that there is no default hereunder on the part of Lessor or Lessee (or specify any such default which is alleged to exist), that no rental has been prepaid (or specifying the amount allegedly prepaid) and such other information as shall reasonably be required.

d. Notice of Lease. Promptly upon execution of this Lease, Lessor and Lessee shall execute a Notice of Lease for recording in the Southington Land Records.

17. EASEMENTS, AGREEMENTS, OR ENCUMBRANCES - The parties shall be bound by all existing easements, agreement, and encumbrances of record relating to the demised premises, and Lessor shall not be liable to Lessee for any damages resulting from any action taken by a holder of an interest pursuant to the rights of that holder thereunder, provided the same shall not unreasonably interfere with Lessee's intended use of the demised premises.

18. QUIET ENJOYMENT - Lessor warrants that Lessee shall be granted peaceable and quiet enjoyment of the demised premises free from any eviction or interference by Lessor if Lessee pays the rent and other charges provided herein, and otherwise fully and punctually performs the terms and conditions imposed on Lessee.

19. LIABILITY OF LESSOR - Lessee shall be in exclusive control and possession of the demised premises, and Lessor shall not be liable for any reasonable injury or damages to any property or to any person on or about the demised premises or for any injury or damage to any property or Lessee, unless caused by Lessor's negligence. The provisions herein permitting Lessor to enter and inspect the demised premises are made to insure that Lessee is in compliance with the terms and conditions hereof and make repairs that Lessee is responsible for and make entry on the premises for inspection purposes during regular business hours provided such inspection does not disrupt the regular business of the Lessee.

20. RENT ABATEMENT - Except as specified in Paragraph 14 of this Lease, no abatement, diminution, or reduction of rent shall be claimed or allowed to Lessee or any person claiming under him under any circumstances, whether for inconvenience, discomfort, interruption of business or otherwise, arising from the making of alterations, improvements, or repairs to the premises, because of any governmental laws or arising from and during the restoration of the demised premises after the destruction or damage thereof by fire or other cause or the taking or condemnation of a portion of any of the demised premises except as provided herein.

21. REPRESENTATIONS BY LESSOR - At the commencement of the term, provided that all of Lessor's work shall have been completed in a good and workmanlike manner, Lessee shall accept the building and improvements and any equipment in their existing condition and state of repair, and Lessee agrees that no representations, statements, or

warranties, express or implied, have been made by or on behalf of Lessor in respect thereto except as contained in the provisions of this Lease.

22. WAIVERS - The failure of Lessor to insist on a strict performance of any of the terms and conditions hereof shall not be deemed a waiver of the rights or remedies that Lessor may have regarding that specific instance only, and shall not be deemed a waiver of any subsequent breach or default in any terms and conditions.

23. NOTICE - All notices to be given with respect to this Lease shall be in writing. Each notice shall be sent by certified mail, postage prepaid, and return receipt requested, to the party to be notified at the address set forth herein or at such other address as either party may from time to time designate in writing.

Every notice shall be deemed to have been given at the time it shall be deposited in the United States mails in the manner prescribed herein. Nothing contained herein shall be construed to preclude personal service of any notice in the manner prescribed for personal service of a summons or other legal process.

24. ASSIGNMENT, MORTGAGE, OR SUBLEASE – Except as provided herein, neither Lessee nor his successors or assigns shall assign, pledge, or encumber this Lease or sublet the demised premises whole or in part, or permit the premises to be used or occupied by others, nor shall this Lease be assigned or transferred by operation of law, without the prior consent in writing of Lessor in each instance which consent will not be unreasonably withheld, delayed or conditioned. It is understood by Lessor that the Lessee intends to design the leased space in such a way to enable the Lessee to sublet a portion of the leased space. It is also understood by Lessor that, in the event, there is a change in control of the Lessee which results in the transfer of the majority of the issued stock of the Lessee, the acquiring entity shall be replaced as Lessee, provided however that the acquiring entity is financially sound and executes the proper documents assuming the

obligations of the Lessee under the terms of this lease. If this Lease is assigned or transferred, or if all or any part of the demised premises is sublet or occupied by anybody other than Lessee, Lessor may, after default by Lessee, collect rent from the assignee, transferee, sub-Lessee, or occupant, and apply the net amount collected to the rent reserved herein, but no such assignment, subletting, occupancy, or collection shall be deemed a waiver of any agreement or condition hereof, or the acceptance of the assignee, transferee, subLessee, or occupant as Lessee. Lessee shall continue to be liable hereunder in accordance with the terms and conditions of this Lease and shall not be released from the performance of terms and conditions hereof. The consent by Lessor to an assignment, mortgage, pledge, or transfer shall be construed to relieve Lessee from obtaining the express written consent of Lessor to any future transfer or interest.

25. SURRENDER OF POSSESSION - Lessee shall, on the last day of the term, or on earlier termination and forfeiture of the Lease, peaceably and quietly surrender and deliver the demised premises to Lessor free of sub-tenancies, including all buildings, additions, and improvements constructed or placed thereon by Lessee, except moveable trade fixtures, equipment, machinery or personal property all in good condition and repair, ordinary wear and tear excepted. Any trade fixture, machinery or personal property not used in connection with the operation of the demised premises and belonging to Lessee, if not removed within sixty (60) days of the termination or default, and if Lessor shall so elect, shall be deemed abandoned and Lessor may remove such fixtures or property from the demised premises and store them at the expense of Lessee. Lessor shall not be responsible for the repair and restoration of any damage to the demised premises caused by the removal of trade fixtures, equipment, machinery, and personal property.

26. REMEDIES OF LESSOR -

a. In the event of a breach or a threatened breach by Lessee of any of the terms or conditions hereof, Lessor shall have the right of injunction to restrain Lessee and the right to invoke any remedy allowed by law or in equity, as if the specific remedies of indemnity or reimbursement were not provided herein.

b. The rights and remedies given to Lessor in this Lease are distinct, separate and cumulative, and no one of them, whether or not exercised by Lessor, shall be deemed to be in exclusion of any of the others herein, by law or by equity provided.

c. No receipt of money by Lessor from Lessee after default or cancellation of this Lease in any unlawful manner shall reinstate, continue, or extend the term or affect any notice given to Lessee; operate as a waiver of the right of Lessor to enforce the payment of rent and additional rent then due or falling due; or operate as a waiver of the right of Lessor to recover possession of the demised premises by proper suit, action, proceeding, or other remedy. After service of notice of termination and forfeiture as herein provided and the expiration of the time specified therein; the commencement of any suit, action, proceeding, or other remedy; or final order of judgment for possession of the demised premises, Lessor may demand, receive, and collect any Monies due, without in any manner affecting such notice, order of judgment. Any and all such monies so collected shall be deemed to be payment on account of the use and occupation of the demised premises or on account of the liability of Lessee hereunder.

27. REMEDIES OF LESSEE -

If Lessor shall be in default in the performance of any of the agreements, conditions, covenants, or terms herein contained, including, without limitation, Lessor's obligations to make repairs or replacements to the building or the mechanicals servicing the same, or to perform any other act on Lessor's part to be performed as provided herein, then Lessee may, but shall not be obligated so to do, upon thirty (30) days' written notice to Lessor) or such shorter period as shall be necessitated by the nature of the default, or without notice if the default shall constitute an emergency), perform the same for the account of the Lessor without waiving the performance or of releasing Lessor from any of its agreements, obligations or covenants to be performed by it hereunder. Any amount paid, or any expense or liability incurred, including reasonable attorneys' fees, by Lessee for the account of Lessor as aforesaid, shall be paid by Lessor to Lessee, together with interest at the statutory rate, upon submission of a bill therefore by Lessee.

28 COMPLETE AGREEMENT; APPLICABLE TO SUCCESSORS - This Lease contains the entire agreement between the parties and cannot be changed or terminated except by a written instrument subsequently executed by the parties hereto. This Lease and the terms and conditions hereof apply to and are binding on the heirs, legal representatives, successors, and assigns of both parties.

29. APPLICABLE LAW - This agreement shall be governed by and construed in accordance with the laws of the State of Connecticut.

30. EARLY ACCESS - Because of security and convenience, any cleaning or maintenance company allowed access to the building between 7:00 P.M. and 7:00 A. M. must be approved by Lessor, which consent shall not be unreasonably withheld, delayed or conditioned.

31. SMOKING– The parties acknowledge that all smoking is expressly prohibited in the demised premises.

32. AUTHORITY/REPRESENTATION AS TO OWNERSHIP - Lessor represents and warrants that it is the fee simple owner of the real estate that is the subject of this Lease. Lessee and Lessor each represent to the other that the persons executing this Lease on their behalf are duly authorized to execute the same and that all necessary approvals and actions have been taken to authorize execution, delivery and performance of this Lease.

33. COMPETING INTERESTS – For as long as Lessee operates a banking office in the Premises, Lessor hereby agrees not to lease any space in the building to another bank or mortgage company (mortgage provider).

34. CONDITIONS PRECENDENT – Lessor and Lessee acknowledge that this Lease is subject to final approval of the Lessee's Board of Directors and the approval of a Branch application by the State of Connecticut – Department of Banking.

Signed, sealed and delivered in the presence of:

Lessor: ForPICUS, LLC

By _____

Mathew Florian

Its Member

Hereunto Duly Authorized

Lessee – Valley Bank

By _____

Robert Messier PRESIDENT/CEO

Hereto Duly Authorized

Exhibit A



Exhibit B

Lessor to provide:

- Exterior renovation to façade.

- Two main entrances.

- New windows.

- Two existing new HVAC units (heat pumps).

- New courtyard/patio.

- Zoning approval.

- All demolition.

- Stub water, sewer, electrical to space.

- Build up floors as required.

- Two existing handicapped bathrooms.

- 300 man-hours to renovate interior office space.